                                                             EXHIBIT (a)(16.10)

                 [LETTERHEAD OF N M ROTHSCHILD & SONS LIMITED]

                                 PRESS RELEASE

                 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
                     IN OR INTO AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE                                            13 October 1995

                      TO GET HIGHEST PRICE VOTE NO AT EGM
                      ARCO'S ADVICE TO ARAN SHAREHOLDERS

ARCO has noted Aran's latest document.

ARCO emphasises that its offer, which remains the only offer made to shareholders, provides full value for Aran's assets. ARCO reaffirms its belief that the proposed Statoil/Connemara joint venture is a diminution of shareholder value and a blatant attempt to frustrate the due process of ARCO's offer.

Commenting on Aran's document published today, Mr. Terry Dallas, Director of ARCO Irish Holdings, said:

  "Aran, by recently releasing technical data to Statoil and ARCO, has now set up an auction process where two technically sophisticated companies can come to a decision on the fair value for Aran. ARCO's offer takes account of that data and is the only bid currently on the table. We now have to wait and see what Statoil decides to do.

  We believe the Aran/Statoil Connemara joint venture is not in the interests of Aran shareholders as it would transfer value from Aran to Statoil, possibly before Statoil commits to an offer. ARCO believes it would be in shareholders' best interests to vote down the Statoil/Connemara joint venture. This will ensure that, if Statoil makes a full cash offer, it will have to ascribe a value to all of Aran's assets, including the 47.5% of Connemara which would otherwise pass to them if the joint venture is approved.

  We urge shareholders to vote against the Statoil/Connemara joint venture at the EGM on 23 October 1995.

  If ARCO's offer is the highest or only offer at the end of the auction process, shareholders should accept it."


                                     -END-

Press enquiries:

      ARCO
      Terry Dallas                   Telephone: (44) 171 831 3113

      N M ROTHSCHILD & SONS LIMITED  Telephone: (44) 171 280 5000
      Nicholas Wrigley/Tony Allen

      PUBLIC RELATIONS:

      WHPR                           Telephone: (353) 1 496 0244
      Brian Bell

      FINANCIAL DYNAMICS
      Nick Miles/Marc Popiolek       Telephone: (44) 171 831 3113

                New Court, St. Swithin's Lane, London EC4P 4DU
            Telephone 0171-280 5000 Fax 0171-929 1643 Telex 888031
                               Regulated by SFA